Exhibit 12

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pretax income from continuing operations before discontinued operations and cumulative effect of accounting changes	$88,143	$56,952	$44,630	$29,342	$13,269
Interest expense (net)	15,403	16,849	18,254	21,128	25,574
Portion of rent expense representative of interest factor	5,787	5,636	6,438	5,650	4,738
Amortization of capitalized interest	346	1,144	1,515	1,498	1,547

Adjusted pretax income from continuing operations	$109,679	$80,581	$70,837	$57,618	$45,128

Fixed Charges:
Interest expense (before deducting capitalized interest)	$15,624	$16,970	$18,441	$21,236	$25,687
Portion of rent expense representative of interest factor	5,787	5,636	6,438	5,650	4,738

Total fixed charges	$21,411	$22,606	$24,879	$26,886	$30,425

Ratio of earnings to fixed charges	5.1	3.6	2.8	2.1	1.5